October 24, 2005


Mail Stop 4569



Via U.S. Mail and Facsimile (212) 451-2999

Elliot H. Lutzker, Esq.
Robinson & Cole LLP
885 Third Avenue, Suite 2800
New York, NY 10022-4834

RE: 	Ocean West Holding Corp.
	Amendment Number Three to Schedule 14C
      Filed on September 16, 2005
	File Number 000-49971

Dear Mr. Lutzker:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Your cover letter indicates that Ocean West Enterprises "was spun-off to the Company`s stockholders." To comply with federal securities law, spin-offs must either be registered under the 33 Act or comply with the conditions set forth in Staff Legal Bulletin 4. Please confirm that the spin-off has not yet occurred, or advise.
2. As previously requested, please include information required by
Item 14 of Schedule 14A with regard to the acquisition of IBP.
See
Note A to Schedule 14A. Since Ocean West is not S-3 eligible, it cannot incorporate by reference any document it does not deliver. Please amend Documents Incorporated by Reference to indicate the documents that accompany the proxy statement. Please note that pro forma financial information showing the effect of the acquisition cannot be incorporated by reference and that, since it is not S-3 eligible, financial statements of IBP cannot be incorporated by reference.
3. Since the proxy statement concerns (via Note A) an Item 14 transaction, it has to begin with a Summary Term Sheet, followed by a
Table of Contents.  Please revise.
4. Since the Securities Exchange Agreement creates a blank check company, please disclose prominently that shares held by pre-transaction affiliates and their transferees cannot be sold without a registration statement. Refer to the Worm no action letter. In that discussion please list those holders and the number of shares each holds. Please note that this restriction includes the shares issued to Vertical Capital and since it was an affiliate of your majority holder and shares held by Global Asset Management, an affiliate of Vertical. Please advise whether any of the securities affected by the Worm letter requirement has been sold.
5. We note your response to prior comment number 1. Please confirm whether or not you will have in place your audit, nominating and corporate governance or compensation committees before filing your definitive proxy to fully comply with Item 7 of Schedule 14A.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact me at (202) 551-3698 or Timothy Geishecker at
(202) 551-3422 with any questions.

Sincerely,


Mark Webb
      Branch Chief